Mail Stop 3-8


								April 14, 2005

By US Mail and Facsimile

Mr. Theodore Botts,
Chief Executive Officer and President
Stereo Vision Entertainment, Inc.
15452 Cabrieto Rd., Suite 204
Van Nuys, CA  91406

		RE:	Form 10-KSB for the Year Ended June 30, 2004
			Form 10-QSB for the Quarter Ended December 31, 2004
			File No. 0-28553

Dear Mr. Botts:

	We have reviewed only those sections of the above referenced filings pertaining to Management`s Discussion and Analysis and financial information and have the following comments. As indicated below, where we ask for supplemental information from you please provide this information in writing. Where we ask for revisions to be made, please amend your filings as requested. Please be as detailed as necessary in your responses to these comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


**********************************

Form 10-KSB for the Year Ended June, 30, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources

1. Please revise your disclosure to provide a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations for at least the twelve months subsequent to the financial statement date. Please ensure your disclosure is clear regarding a viable plan to remain a going concern for at least the
12
months following the date of the financial statements. In the absence of disclosure of a viable plan, your basis for using going concern financial statements as opposed to basing the financial statements on the assumption of liquidation is unclear. This discussion should be updated as necessary on a quarterly basis. Refer to Section 607.02 of the Codification of Financial Reporting Releases.

Item 8A. Controls and Procedures

2. Please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just
"significant" changes that occurred during the most recent fiscal quarter (not subsequent to the date of your evaluation) that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of
Regulation S-B. Please also revise your quarterly reports on Form 10-QSB to comply with this comment.

Financial Statements, page F-1
Statements of Operations, page F-4

3. Please revise to present the following line items within operating losses, or otherwise tell us why you believe non-operating classification is appropriate: "loss on investment" (as this appears to represent the impairment of your intangible assets), "lawsuit settlement," and "gain (loss) on trading investments." Also provide a footnote that explains the $75,000 non-operating expense captioned
"investment fee."

Note 7. Common Stock Transactions, page F-22

4. Please revise your disclosure to ensure you explain each material equity transaction shown on the Statements of Stockholders` Equity.
Also ensure each equity transaction that you discuss in the footnote is reflected on the Statements of Stockholders` Equity. For example, we do not see where the transaction that is described in the third paragraph of this note is reflected on the Statements of Stockholders` Equity. For stock issued for services, disclose the specific nature of the services received. For each issuance involving non-cash consideration, please revise to disclose how you valued the stock issued in each transaction. In this regard, it is unclear to us why multiple stock issuances on the same date would be valued significantly differently. Please be advised that stock issued for services and assets should be reflected in the financial statements at the fair value of the stock issued or the fair value of the assets or services received whichever is more readily determinable. In the absence of an active market for the stock issued, the fair values of the assets or services received may be more readily determinable. Please note that you may combine your discussion of separate issuances of equity securities during the same fiscal year only if they were issued for the same type of consideration and for the same amount per equity unit. Please refer to SFAS No. 7, paragraph 11 and footnote 9.



5. For all shares cancelled for non-performance of services or contracts disclose when the shares were originally issued, where the cancellation is reflected in your financial statements and tell us supplementally where/how the shares were reflected in your financial statements when they were originally issued. In this regard, we do not understand why certain of your share cancellations result in increases to APIC, while others do not.

Note 12. Legal Proceedings, page F-27

6. Please expand the note to explain how the $104,911 expense for settlement of a lawsuit was derived. In this connection, please disclose the fair value of the restricted stock issued and how that value was determined.

Certifications of the Principal Executive and Principal Financial
Officers, Exhibits 31.1 and 31.2

7. Please revise your certifications here and in your quarterly reports on Form 10-QSB for the periods ended September 30, 2004 and
December 31, 2004 to use the exact wording specified in Item
601(b)(31) of Regulation S-B.

Form 10-QSB for the Quarter Ended December 31, 2004

8. The comments on the Form 10-KSB should be complied with in the amended Forms 10-QSB, as applicable.

Item 3. Controls and Procedures

9. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report."
However,
Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of Exhibits 31.1 and
31.2.  Please revise accordingly.

10. Please revise your disclosure regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange
Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective.

**********************************






	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that provides the requested supplemental information. If you disagree with any of our comments, please tell us why in your response. Please key your responses to the comments in our letter. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Sondra Snyder at (202) 942-1827 or, in her absence, to
Robyn Manuel at (202) 942-7786 or the undersigned at (202) 942-
2905.
Any other questions regarding disclosure issues may be directed to H.
Christopher Owings at (202) 942-1900.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



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Stereo Vision Entertainment, Inc.
April 14, 2005
Page 1